

January 20, 2011

Joseph W. Saunders
Chief Executive Officer
Visa, Inc.
P.O. Box 8999
San Francisco, CA 94128-8999

>   Re: **Visa, Inc.**
>   **Form 10-K for the Fiscal Year Ended September 30, 2010**
>   **Filed on November 19, 2010**
>   **Form 8-K**
>   **Filed on November 15, 2010**
>   **File No. 001-33977**

Dear Mr. Saunders:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2010

Item 1. Business

Government Regulation

Anti-Money Laundering and Anti-Terrorism, page 15

1.   We note your disclosure that you are subject to OFAC regulations that restrict financial dealings with Cuba, Iran, Myanmar and Sudan. Please tell us why you have not included disclosure of restrictions related to Syria.

2.   Please update us on your contacts with Iran, Syria, Sudan and Cuba, countries identified by the U.S. State Department as state sponsors of terrorism, since your letters to us of August 21, 2007 and February 4, 2008. For instance, we note from a September 2008

news article that you extended your Money Transfer service to cardholders in Indonesia and Singapore, making it easier and more secure for people in 13 countries in Europe, Asia and the Middle East including Syria and several other countries to send and receive funds. We note that your website lists 10 branches of the Commercial Bank of Syria under the ATM locator section. Your response should describe any agreements, commercial arrangements, or other contracts you have had with the governments of Iran, Syria, Sudan or Cuba, or entities controlled by these governments.

In your response, please include a discussion of indirect contacts with these countries whether through affiliates, partners, clients or other indirect arrangements. For instance, we note from an October 2008 news release on your website that HSBC launched a Visa payWave-enabled debit card in the Middle East which represents an expansion of HSBC's current credit card issuing relationship with Visa. According to the news release, HSBC was to begin issuing the Visa cards by early 2009 and we note that HSBC has business contacts with Iran and Sudan including having a representative office in Iran. We also note from an October 2009 news article that you and the National Bank of Kuwait partnered with Zain, a telecommunications operator in the Middle East and Africa to launch the first Near Field Communication mobile payment trial in the Persian Gulf. Zain provides communications services in Iran, Syria and Sudan and the National Bank of Kuwait began obtaining licenses to open a branch in Syria and has helped arrange funding for an expansion of a telecom company's business operations in Sudan.

3. Please discuss the materiality of your contacts with Iran, Cuba, Syria or Sudan, as applicable described in response to our prior comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Cuba Syria and Sudan. Please also discuss the potential for reputational harm from your relationships with HSBC, Zain and the National Bank of Kuwait.

Item 7. Management's Discussion and analysis of Financial Condition and Results of Operations

Contractual Obligations

Note (7), page 58

4.   We note that you have disclosed that the amount of your ultimate obligation cannot be reliably estimated and that the $267 million fair value of the Visa Europe put option does not represent the amount or an estimate of the amount of your obligation in the event of exercise. We also note, however, that in numerous instances in your filing you state that this obligation "could be several billion dollars or more." Please explain why you have included no such statement within this footnote in light of its potential significance in the event of exercise.

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 13 - Settlement Guarantee Management, page 106

5.   We note that you refined your settlement risk policy during fiscal 2010 and that you have described settlement risk on page 12. Tell us what consideration you have given to disclosing in MD&A whether the changes made to your policy during fiscal 2010 are indicative of a significant trend in your business. Please explain the relationship between the current economic environment in which you operate and the reasons underlying your reduced exposure and collateral maintained at September 30, 2010.

Note 22 - Legal Matters, page 124

6.   You disclose that you have not established reserves or ranges of possible loss related to the proceedings and contingencies disclosed in Note 22 because "at this time in the proceedings, the matters do not relate to a probable loss and/or amounts are not reasonably estimable." It would appear that given the age of several of these proceedings and contingencies that over time amounts may become more estimable. Tell us why considering the age of these proceedings your view continues to be that an estimate of reasonably possible additional losses cannot be made. See ASC 450-20-50 paragraphs 3 through 5 and Staff Accounting Bulletin Topic 5Y.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 138

7.   We note that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective. In future filings please

insure that the conclusion is at the reasonable assurance level and consistent with the view, in your third paragraph, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/ rules/final/33-8238.htm>.

Changes in Internal Control Over Financial Reporting, page 139

8.   We note your disclosure that "there were no significant changes in [y]our internal controls over financial reporting." Please note that Item 308(c) of Regulation S-K requires that you disclose *any* changes to your internal controls over financial reporting during the last fiscal quarter (or the fourth quarter in the case of an annual report) that materially affected, or are reasonably likely to materially affect, internal controls over financial reporting. Please confirm if true, that during your last fiscal quarter (the fourth fiscal quarter) ended September 30, 2010 that there were no changes to your internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting and tell us how you would address revising your disclosures accordingly. Please confirm that you will provide conforming disclosure in future filings.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Security Ownership of Certain Beneficial Owners and Management, page 33 (Incorporated by reference from the definitive proxy statement filed December 14, 2010)

9.   It appears the beneficial ownership table only discloses the holders of five percent or more of Class A common stock and not holders of Class B or Class C common stock. Please tell us whether any persons or groups beneficially hold more than five percent of Class B or Class C common stock and, if so, provide us with a list of such holders and the beneficial ownership information for each. In addition, tell us what consideration you have given to disclosing the holders of more than five percent of Class B and Class C. Item 403(a) of Regulation S-K requires the disclosure of beneficial owners of more than five percent of "any class of the registrant's voting securities." In this regard, we note that the holders of Class B and Class C have voting rights, albeit more limited than the rights of Class A holders.

Conference call held on October 26, 2010

10.   We note that you acquired CyberSource during the fourth quarter of your fiscal year 2010. Please clarify when you began reporting CyberSource revenues net of interchange. Please explain further the reason for this change and clarify whether this change had any impact on your financial statements in the fourth quarter.

Form 8-K filed on November 15, 2010

11.   We note that beginning in fiscal year 2011, you have changed your income statement presentation for non-Visa transaction pass-through revenues and expenses from a "gross" reporting basis to a "net" reporting basis. While we understand that the classification will change, it would also appear, from your description here and in your verbal comments to analysts, that the reclassification is the result of an underlying change in accounting principle. Please tell us how you considered whether this is a change in accounting principle or a correction of an error in previously issued financial statements. Refer to ASC 250-10-45.

12.   In addition, for each period for which you previously accounted for these amounts in "gross", tell us the amounts, the effects on the financial statement subtotals and totals, amounts of individual changes and the nature of the aggregated items being offset. In this regard, tell us whether these amounts are subject to precision or are estimates.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jan Woo, Staff Attorney, at (202) 551-3453 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

Sincerely,

Craig D. Wilson
Senior Assistant Chief Accountant